DAK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	20,941
Accounts receivable		15,000
Prepaid expense		1,708
Total assets	$	37,649

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	$	-
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		37,649
Total liabilities and member's equity	$	37,649